UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022 No. 1

Commission file number: 000-24790

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Pursuant to the notice for the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) of Tower Semiconductor Ltd. (the “Company”) that was published on February 17, 2022 and was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) that was furnished to the Securities and Exchange Commission (the “SEC”) on February 17, 2022, the Company hereby furnishes the proxy statement and form of proxy card for the Extraordinary Meeting. The Extraordinary Meeting is scheduled to be held on Monday, April 25, 2022 at 4:00 p.m. (Israel time) at the Company’s offices in Migdal Haemek, Israel. Copies of the proxy statement and form of proxy card are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

The information in this Form 6-K (including in Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

99.1	Proxy Statement for the Company’s Extraordinary General Meeting to be held on April 25, 2022.

99.2	Form of Proxy Card to be used in connection with the Company’s Extraordinary General Meeting to be held on April 25, 2022.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is not a substitute for the proxy statement or any other document that may be filed or furnished by the Company with the SEC. Investors and security holders are urged to read the proxy statement in its entirety and other relevant documents filed with or furnished to the SEC in connection with the proposed transaction or incorporated by reference therein when they become available before making any voting or investment decision with respect to the proposed transaction because they will contain important information about the proposed transaction and the parties to the proposed transaction.

You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the proxy statement and other documents filed with or furnished to the SEC by the Company on the Company’s Investor Relations website (ir.towersemi.com) or by writing to the Company at: Corporate Secretary, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek 2310502, Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Date: March 11, 2022